Exhibit 21.1

Subsidiaries of Registrant

FlexShopper, LLC is a limited liability company formed under the laws of the State of Delaware in June 2013.

Anchor Funding Services, LLC is a limited liability company formed originally in South Carolina in January 2003 and later reincorporated in North Carolina in August 2005. The operations of Anchor are shown as discontinued operations.

FlexShopper 1, LLC and FlexShopper 2, LLC are wholly-owned subsidiaries formed under the laws of the State of Delaware in the first quarter of 2015.

FlexLending, LLC, is a limited liability company organized under the laws of Delaware in 2019.